
09012288


Golden Enterprises, Inc.

2009 Annual Report

FOR THE FISCAL YEAR ENDED MAY 31, 2009




Received SEC
SEP 0 9 2009
Washington, DC 20549


Golden Enterprises, Inc.


FB 620 C
SER

COUNSEL

Spain & Gillon, L.L.C.
Birmingham, Alabama

AUDITORS

Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT

The Bank of New York
Shareholder Relations Dept. - 11E
P.O. Box 11258
Church Street Station
New York, New York 10286
1-800-524-4458

WWW.GOLDENFLAKE.COM


GOLDEN FLAKE
The South's Original Potato Chip
SWEET HEAT
BARBECUE
FLAVORED
THIN & CRISPY
GOLDEN FLAKE
The South's Original Potato Chip
HOT
THIN & CRISPY
GOLDEN FLAKE
The South's Original Potato Chip
Dill Pickle
Flavored
THIN & CRISPY

Golden Flake
Green News



Process Water Treatment Plant

Golden Flake Snack Foods has completed the construction of a membrane bioreactor (ADI-MBR) system that will treat aerobically the raw processing wastewater from its Birmingham, AL facility. The MBR plant built by ADI is in its initial start up phase which began in mid-August. The cleansed effluent from the MBR system will be discharged into a nearby creek alongside the property and will no longer require the need and expense associated with discharging wastewater to the local municipal wastewater treatment plant for treatment. The ADI-MBR system uses an activated sludge technology which includes a submerged physical membrane barrier to provide a highly advanced liquid-solid separation instead of gravity clarification. MBR technology provides numerous advantages over conventional wastewater treatment. The greatest advantage of the MBR is the excellent effluent quality provided with virtually non-detectable suspended solids concentration (less than 1 mg/l). Additionally, the higher concentration of biomass inventory in the MBR system provides resilience to changes in influent quality and it greatly reduces the amount of waste sludge that is being produced and disposed of.



Post process water will be treated by filtering membranes which will remove all traces of waste.



Up to 250 gallons per minute of clean filtered water will be pumped into a local stream, and as a result, healthy growth of wildlife will return to the local ecosystem.





KAESER

Process Water Cleansing Cycle – General Flow

Post process wastewater at Golden Flake flows to the existing collection system and is pumped to the fine screens for removal of various solids, trash and debris that might damage the MBR's membranes. Wastewater will flow from this box into the new pump station. Pre-screened wastewater is delivered to the MBR system through a new above-ground influent pumping station and force main.

The MBR system includes a pre-aeration tank (370,000 gallons), two membrane tanks (32,000 gallons each), re-aeration chamber, control building and sludge dewatering system.

In the pre-aeration tank, air is supplied to provide oxygen for BOD removal and nitrification. Aeration and mixing are provided by a fine-bubble diffused aeration system and two 1,200 scfm (1 duty, 1 standby) positive-displacement blowers. Partially stabilized wastewater flows by gravity from the pre-aeration tank to the membrane tanks.

Within the membrane tanks, further carbonaceous BOD removal occurs as well as nitrification and solids-liquid separation. Two blowers supply air, through diffusers, for the membrane scour process, basin mixing, and treatment. Final MBR effluent is filtered by passing through the membranes and then delivered for re-aeration prior to being introduced into the nearby creek.

This entire process will be computer monitored with a redundant system to insure that cleansed water entering the low flow creek will not only improve flow, but allow aquatic life to regenerate.

LETTER FROM OUR PRESIDENT



Through planning, positioning and commitment, guided by our long practiced "Golden Rule"; our employees delivered another successful year at Golden Flake. Moving into the year with many economic uncertainties, our team delivered the best results since 2002!

Not only did net sales increase 8%, but more importantly operating income saw an increase of 48% and total net income increased 76%.

Many factors set in motion several years ago helped in achieving our goals, from the realignment of our route system, strategically moving to distributors in specific markets to make our supply chain more efficient on the sales side; to the continued restructuring of our manufacturing process to maximize efficiencies. This combination along with the retracting consumer dining out less and seeking comfort in our products during this economic recovery, have together proven positive in the results generated.

We have and continue to be good stewards of our resources, from the early implemented procedure in the 70's of returning cartons for reuse, to starch recovery from potato processing in the 90's. As we move into the new year we will continue our long term stewardship approach to our resources and through advanced technology move to a "Green is Golden" initiative going forward. To honor this commitment we are in the final stages of one of our biggest projects in recent years, our onsite Process Water Treatment Facility, which uses highly effective, environmentally friendly membrane technology. This facility will collect production process water and filter it into clean water which will help the ecology of the stream adjacent to our Birmingham Plant. With this, we expect to be able to reduce our utility cost associated with disposing of process water in the conventional manner.

The driving force to deliver sustainable and dependable growth is through our consistent cost efficiency. As we economize, recycle, and reuse those resources that we use each day we do so, not only as part of our commitment to your Company, but to our environment as well!

While we are excited about our new year, we expect there to be challenges. That being said, Golden Flake and Golden Enterprises are committed to positioning your Company to satisfy the expectations of our consumers, customers, employees and shareholders.

Please accept my personal invitation to attend our annual meeting of stockholders to be held at our Birmingham headquarters on September 24, 2009 at 11:00 Central Daylight Time.

Mark McCutcheon
President & Chief Executive Officer


GOLDEN
FLAKE

Maizetos™ TORTILLA CHIPS

Tostados™

Golden Flake is "The South's Original Potato Chip".*

COMPANY SNAPSHOT

Who We Are:
Golden Flake Snack Foods, Inc. (NASDAQ: GLDC), headquartered in Birmingham, Alabama, manufactures and distributes a full line of snack food items. Golden Flake's brands include: Golden Flake, Tostados™ and Maizetos™.


GOLDEN FLAKE

Office Headquarters:
Birmingham, Alabama - Founded in 1923.
Golden Flake is "The South's Original Potato Chip"*.

Employees:
Golden Flake employs approximately 818 people who are involved in route sales and sales supervision, production and production supervision, administrative and management personnel.

What We Sell:
Golden Flake sells a full line of potato chips, pork skins, tortilla chips, corn chips, cheese puffs, cheese curls, onion rings and puff corn. We also offer cookie items, salsas and dips, pretzels, cracker sandwiches, dried meat snacks and nuts.

Manufacturing Plants:
Birmingham, AL: This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. Ocala FL: This plant consists of approximately 100,000 square feet of manufacturing space.

Distribution Warehouses:
Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida; and New Orleans, Louisiana.


GOLDEN
FLAKE


GOLDEN FLAKE



Golden Flake is the #1 seller of pork skins in the Southeastern U.S.

Vehicles:

Golden Flake owns a fleet of vehicles which includes route trucks, tractors, trailers, cars and miscellaneous vehicles.

Distribution Footprint:

Golden Flake products are distributed in the Southeastern states through our company routes and growing distributor network, as well as online through our company store. As we continue to reach out into new marketing areas, we continue to find those consumers who respond positively to our flavorful snacks.


2g
GOLDEN FLAKE
SWEET HEAT
BARBECUE
CHICHARRONES
FRIED
PORK SKINS


Illinois
Indiana
Missouri
Kentucky
North Carolina
Tennessee
Oklahoma
Arkansas
South Carolina
Alabama
Mississippi
Georgia
Texas
Louisiana
Florida
Years in Area
Over 30 Years
20-30 Years
0-10 Years
★ Our Manufacturing Plants


MADE WITH
GOLDEN FLAKE
Salsa Con Queso
MILD
CHEESE SALSA


CREAMY
French Onion
DIP


GOLDEN FLAKE
PORK CRACKLIN
CHICHARRONES
SUPER STRIPS
MILDLY SEASONED WITH RED PEPPER


GOLDEN FLAKE
Southern Fried
Chicken
Cracklins
ORIGINAL RECIPE

WHAT'S NEW?

At Golden Flake, innovation and dedication to quality are essential ingredients to our success. It is our goal to provide exciting new products that taste great and offer great value, a tradition that has made Golden Flake a brand consumers know and trust.

New Items of 2009

- Salsa Verde Tortilla Chips
- Sour Cream n' Onion Thin & Crispy Potato Chips
- Pork Cracklin Super Strips
- Southern Fried Chicken Cracklins
- Golden Flake Mild Salsa

New products for 2008-2009 included the introduction of Golden Flake Salsa Verde Tortilla Chips, Golden Flake Mild Salsa, Golden Flake Sour Cream n' Onion Thin & Crispy Potato Chips, Golden Flake Pork Crackin Super Strips and Golden Flake Southern Fried Chicken Cracklins. Existing packaging for Golden Flake Cheese Salsa, Golden Flake French Onion Dip, 11 oz. Maizetos™ Tortilla Chips, and 11 oz. Tostados™ Tortilla Chips were updated with fresh designs. In addition to the new items and packaging changes, several old favorites were resized for line extensions in C-stores and supermarkets.


MILD
GOLDEN FLAKE
MILD
Salsa
RESTAURANT STYLE


0g Trans Fat
GOLDEN FLAKE
Sour Cream 'n Onion
Flavored
THIN & CRISPY
NET WT. 2.5 OZ. (70.9g)
Potato Chips


GOLDEN FLAKE
Salsa Verde
Tortilla Chips


The Taste of
Southern Tailgating
GOLDEN FLAKE
DIP STYLE
Barber's
Party Dip
Thanks Alabama Grocers
for All Your Support!
Barber's
Freshness Guaranteed
Team up with Golden Flake Potato
Chips and Barber's Party Dip
at your next tailgate!
Made in Alabama for over 75 years!
GOLDEN FLAKE


GOLDEN FLAKE
DIP STYLE
Tostados
Family Favorites!
MANUFACTURER'S COUPON - EXPIRES 07/31/09
GOLDEN FLAKE
Save
55¢ Off
Any Golden Flake Product
10 oz. or Larger
Tostados
072080-011314

Advertising for 2008-2009 included Super Bowl and Memorial Day weekend FSI's featured throughout the Southeast with a circulation of over 4 million, and full color ads in southern lifestyle magazines.




TACKLE
YOUR
HUNGER!
GOLDEN FLAKE
DIP STYLE


GOLDEN FLAKE
AUBURN
TIGERS
WAR EAGLE!


GOLDEN FLAKE
THIN & CRISPY
GOLDEN FLAKE
DIP STYLE
FAST SNACK
THE OFFICIAL SNACK OF
TALLADEGA
SUPERSPEEDWAY

Condensed Financial Statements

	2009	2008
Net Sales	$122,168,626	$113,379,832
Pre-Tax Income	$3,348,173	$1,894,800
Net Income	$1,990,100	$1,127,568
Net Income Per Share	$0.17	$0.10
Total Assets	$36,404,976	$32,236,045
Total Liabilities	$16,997,079	$13,271,471
Shareholders' Equity	$19,407,897	$18,964,674

NET INCOME ($ MILLIONS)



-0.01
0.3
1.2
1.1
2.0
05
06
07
08
09

NET SALES ($ MILLIONS)



103.1
106.5
110.8
113.4
122.2
05
06
07
08
09

BASIC AND DILUTED EARNINGS PER SHARE ($)



0.00
0.02
0.10
0.10
0.17
05
06
07
08
09

TOTAL ASSETS ($ MILLIONS)



34.4
33.7
33.3
32.2
36.4
05
06
07
08
09

SHAREHOLDERS EQUITY ($ MILLIONS)



21.0
19.7
19.5
19.0
19.4
05
06
07
08
09

RETURN ON EQUITY (%)



0.0
1.4
6.2
5.9
10.3
05
06
07
08
09

MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARY

DIRECTORS
GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky	Chairman of SYB, Inc.
Mark W. McCutcheon	President and Chief Executive Officer of Golden Enterprises, Inc.
John P. McKleroy, Jr.	Partner, Spain & Gillon, Counsel for the Company
J. Wallace Nall, Jr.	President of Nall Development Corporation
Edward R. Pascoe	Retired, Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate	Retired, President and Chief Operations Officer of Golden Enterprises, Inc.
James I. Rotenstreich	Chairman and Chief Executive Officer of JHF Holdings, Inc.
John S.P. Samford	President of Samford Capital Corporation
John S. Stein	Chairman of the Board of Golden Enterprises, Inc.

OFFICERS
GOLDEN ENTERPRISES, INC.

John S. Stein	Chairman of the Board of Golden Enterprises, Inc.
Mark W. McCutcheon	President and Chief Executive Officer
Patty Townsend	Chief Financial Officer, Vice-President and Secretary

GOLDEN FLAKE SNACK FOODS, INC.

Mark W. McCutcheon	President and Treasurer
Randy Bates	Executive Vice-President
David Jones	Executive Vice-President
Jim Harrington, Jr.	Controller



RECYCLE, PRESERVE AND PROTECT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 29, 2009

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-4339

GOLDEN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**63-0250005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Golden Flake Drive
Birmingham, Alabama 35205
(Address of Principal Executive Offices) (Zip Code)
Registrant's Telephone Number including area code: (205) 458-7316

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title Of Class	Name of exchange on which registered
Capital Stock, Par Value $0.66^{2}/_{3}$	**NASDAQ**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Act). (Check One)
Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer ( ) Smaller reporting company(X)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of November 28, 2008. **Common Stock, Par Value $0.66^{2}/_{3}$ --$7,715,603**

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of July 31, 2009.

Class	Outstanding at July 31, 2009
Common Stock, Par Value $0.66^{2}/_{3}$	11,746,632 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 24, 2009 are incorporated by reference into Part III.

EXCHANGE ACT REPORTS AVAILABLE ON COMPANY WEBSITE

Under "SEC Filings" on the "Financial" page of the Company's website located at www.goldenflake.com, links to the following filings are made available as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC")" the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A related to the Company's Annual Shareholders Meeting, and any amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Act of 1934. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website located at http://www.sec.gov that contains the information we file or furnish electronically with the SEC.

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT –2009
GOLDEN ENTERPRISES, INC.

PART I

ITEM 1. – BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake"). Golden Enterprises is paid a fee by Golden Flake for providing management services for it.

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. On June 15, 1963, the Company purchased Don's Foods, Inc. a Tennessee corporation which was merged into the Company on December 10, 1966. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

The Company owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc.

Golden Flake Snack Foods, Inc.

General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake manufactures and distributes a full line of salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. These products are all packaged in flexible bags or other suitable wrapping material. Golden Flake also sells a line of cakes and cookie items, canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by Golden Flake consists of farm commodities, most notably corn and potatoes, which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and quantity of supply available. Golden Flake has no control over the agricultural aspects and its profits are affected accordingly.

Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama and in parts of Tennessee, Kentucky, Georgia, Florida, Mississippi, Louisiana, North Carolina, South Carolina, Arkansas, Missouri and Texas. The products are distributed by route salesmen and independent distributors who are supplied with selling inventory by the Company's trucking fleet which operates out of Birmingham, Alabama and Ocala, Florida. All of the route salesmen are employees of Golden Flake and use the direct-store delivery system. During the past year, the company has converted many of the company-owned routes, primarily in Florida, Georgia, South Carolina, Arkansas and Texas, to independent distributors.

Golden Flake's products are distributed to grocery store chains, discount stores, convenience stores, restaurants and other outlets generally located in the Southeastern part of the United States. Golden Flake is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on its business. No single customer accounts for more than 10% of its total sales.

Competition

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake is unable to state its relative position in the industry. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products. The Company believes that one of its major advantages is the Golden Flake brand, which has been developed and enhanced throughout the history of the company and is now well known within the geographic area served by the Company. The Company continues to promote the Golden Flake brand through sponsorship agreements, billboard campaigns, advertising and other efforts.

Employees

As of July 31, 2009, Golden Flake employed approximately 818 employees. Of these employees, 795 were full-time, while 23 were part-time. Approximately 476 employees are involved in route sales and sales supervision, approximately 202 are in production and production supervision, and approximately 140 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are two of the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage. Golden Flake considers its relations with its employees to be excellent.

Environmental Matters

In December 2008, Golden Flake began construction on a water treatment plant as an environmentally-friendly way to dispose of process water at the Birmingham plant. The project will allow the Company to release this water into the neighboring creek which will improve the flow of water in the creek and have a positive impact on the environment in the area surrounding the plant. This project will also help to reduce expenses associated with sewer charges since this will replace the current system which flows through the sewer system. This project is expected to be completed in September 2009.

Significant Events

On September 25, 2008, the Company closed the sale of the property located at 321 Marble Mill Road, Marietta, Georgia for $556,000.

On November the 25, 2008 the Company closed the sale of the property located at 2926 Kraft Drive in Nashville, Tennessee and across the street from this address for $2,100,000.

Executive Officers Of Registrant
And Its Subsidiary

Name and Age	Position and Offices with Management
John S. Stein, 72	Mr. Stein is Chairman of the Board. He was elected Chairman on June 1, 1996. He served as Chief Executive Officer from 1991 to April 4, 2001, and as President from 1985 to 1998 and from June 1, 2000 to April 4, 2001. Mr. Stein also served as President of Golden Flake Snack Foods, Inc. from 1976 to 1991. Mr. Stein retired as an employee with the Company on May 31, 2002. Mr. Stein is elected Chairman annually, and his present term will expire on May 28, 2010.
Mark W. McCutcheon, 54	Mr. McCutcheon is Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc., a wholly owned subsidiary of the Company. He was elected President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected Chief Executive Officer and President of the Company and President of Golden Flake annually, and his present terms will expire on May 28, 2010.
Patty Townsend, 51	Ms. Townsend is Chief Financial Officer, Vice President and Secretary of Golden Enterprises, Inc. She was elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present term of office will expire on May 28, 2010.
Randy Bates, 55	Mr. Bates is Executive, Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present term of office will expire on May 28, 2010.
David Jones, 57	Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present term of office will expire on May 28, 2010.

ITEM 1A. – RISK FACTORS

Important factors that could cause the Company's actual business results, performance or achievements to differ materially from any forward looking statements or other projections contained in this Annual Form 10-K Report include, but are not limited to the principal risk factors set forth below. Additional risks and uncertainties, including risks not presently known to the Company, or that it currently deems immaterial, may also impair the Company's business and or operations. If the events, discussed in these risk factors occur, the Company's business, financial condition, results of operations or cash flow could be adversely affected in a material way and the market value of the Company's common stock could decline.

Competition

Price competition and consolidation within the Snack Food industry could adversely impact the Company's performance. The Company's business requires significant marketing and sales effort to compete with larger companies. These larger competitors sell a significant portion of their products through discounting and other price cutting techniques. This intense competition increases the possibility that the Company could lose one or more customers, lose market share and/or be forced to increase discounts and reduce pricing, any of which could have an adverse impact on the Company's business, financial condition, results of operation and/or cash flow.

Commodity and Energy Cost Fluctuations

Significant commodity price fluctuations for certain commodities purchased by the Company, particularly potatoes, could have a material impact on results of operations. In an attempt to manage commodity price risk, the Company, in the normal course of business, enters into contracts to purchase pre-established quantities of various types of raw materials, at contracted prices based on expected short term needs. The Company can also be adversely impacted by changes in the cost of natural gas and other fuel costs. Long term increases in the cost of natural gas and fuel costs could adversely impact the Company's cost of sales and selling, marketing and delivery expenses.

There are other risks and factors not described above that could also cause actual results to differ materially from those in any forward looking statement made by the Company.

ITEM 1B. – UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. – PROPERTIES

The headquarters of the Company are located at One Golden Flake Drive, Birmingham, Alabama 35205. The properties of the subsidiary are described below.

Golden Flake

Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located at One Golden Flake Drive, Birmingham, Alabama, and are situated on approximately 40 acres of land. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. In Birmingham, Golden Flake also has a garage and vehicle maintenance service center from which it services, maintains, repairs and rebuilds its fleet and delivery trucks.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures tortilla chips and potato chips from this facility.

Management believes that our Company's facilities for the production of our products are suitable and adequate, that they are being appropriately utilized in line with past experience, and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based upon seasonal demand for our products. It is not possible to measure with any degree of certainty or uniformity the productive capacity and extent of utilization of these facilities. However, management believes that additional production can be obtained at the existing facilities by adding personnel and capital equipment and, at some facilities, by adding shifts of personnel or expanding the facilities. We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire additional facilities and/or dispose of existing facilities.

The manufacturing plants, office headquarters and additional lands are owned by Golden Flake.

Distribution Warehouses

Golden Flake owns branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Jacksonville, Panama City, Tallahassee and Pensacola, Florida and New Orleans, Louisiana. The warehouses vary in size from 2,400 to 8,000 square feet. All distribution warehouses are owned free and clear of any debts.

ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

ITEM 4. - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Golden Enterprises, Inc. and Subsidiary

Market and Dividend Information

The Company's common stock is traded under the symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) Over The Counter (OTC) System. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended May 29, 2009 and May 30, 2008 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

Quarter Year Ended 2009	Market Price High Price	 Low Price	Dividend Paid Per share
First quarter (13 weeks ended August 29, 2008)	$2.55	$1.49	$.0313
Second quarter (13 weeks ended November 28, 2008)	2.25	0.64	.0313
Third quarter (13 weeks ended February 27, 2009)	2.35	1.65	.0313
Fourth quarter (13 weeks ended May 29, 2009)	2.44	1.82	.0313

Quarter Year Ended 2008	High Price	Low Price	Dividend Paid Per share
First quarter (13 weeks ended August 31, 2007)	$3.25	$2.83	$.0313
Second quarter (13 weeks ended November 30, 2007)	3.49	2.65	.0313
Third quarter (13 weeks ended February 29, 2008)	3.23	2.45	.0313
Fourth quarter (13 weeks ended May 30, 2008)	2.95	2.21	.0313

As of July 31, 2009, there were approximately 1,087 shareholders of record.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides Equity Compensation Plan information under which equity securities of the Registrant are authorized for issuance:

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a) (c)
Equity compensation plans approved by security holders	329,000	$3.81	0
Equity compensation plans not approved by security holders	0	0	0
Total	329,000	$3.81	0

No securities remain under this plan for future awards.

Issuer Purchases Of Equity Securities

The Company purchased 42,275 shares of its common stock during the fiscal year ended May 29, 2009.

ITEM 6. – SELECTED FINANCIAL DATA

Not required due to Smaller Reporting Company status.

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

Overview

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells a line of cakes and cookie items, canned dips, pretzels, popcorn, peanut butter crackers, cheese crackers, dried meat products and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market and under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities, most notably potatoes and corn, which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and quantity of supply available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed by route representatives and independent distributors who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

Critical Accounting Policies And Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Other accounting policies and estimates are detailed in Note 1 of the Notes To Consolidated Financial Statements in this 10-K.

Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. The Company records a general reserve based on analysis of historical data. In addition, the Company records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and it is determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At May 29, 2009 and May 30, 2008, the Company had accounts receivables in the amount of $9,297,434 and $7,940,547, net of an allowance for doubtful accounts of $127,130 and $70,000 respectively. The Company purchased credit insurance last year which reduced the allowance for doubtful accounts to $70,000. Without credit insurance, the allowance for doubtful accounts would have been $88,835 last year. This year, due to the bankruptcy of two of our customers, we used the calculated allowance of $127,130.

The following table summarizes the Company's customer accounts receivable profile as of May 29, 2009:

Amount Range	No. of Customers
Less than $1,000.00	1,055
$1,001.00-$10,000.00	542
$10,001.00-$100,000.00	137
$100,001.00-$500,000.00	7
$500,001.00-$1,000,000.00	2
$1,000,001.00-$2,500,000.00	0
Total All Accounts	1,743

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

Accrued Expenses

Management estimates certain expenses in an effort to record those expenses in the period incurred. The Company's significant estimates relate to insurance-related expenses. The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis.

In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a margin of error to account for changes in inflation; health care costs, compensation and litigation cost trends as well as estimated future incurred claims. This year, the Company utilized a 50% confidence level for estimating the ultimate outstanding casualty liability based on the actuarial report. Approximately 50% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 75% factor, the liability would have been increased by approximate $0.3 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.6 million.

This year the Company used a 4% investment rate to discount the estimated claims based on the historical payout pattern during 2009 and 2008. A one percentage point change in the discount rate would have impacted the liability by approximately $50,000.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of May 29, 2009, the Company's casualty reserve was $1,805,300 and at May 30, 2008 the casualty reserve was $1,877,100.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Other Matters

Transactions with related parties, included in Note 11 of the Notes to Consolidated Financial Statements, are conducted on an arm's-length basis in the ordinary course of business.

Other Commitments

The Company had letters of credit in the amount of $2,264,857 outstanding at May 29, 2009 to support the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $2,000,000. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application. The Company's line of credit debt at May 29, 2009 was $1,454,155 with an interest rate of 4.00%.

The Company's current ratio was 1.46 to 1.00 and 1.35 to 1.00 at May 29, 2009 and May 30, 2008, respectively.

Available cash, cash from operations and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

Operating Results

Net sales increased by 7.8% in fiscal year 2009 and 2.3% in fiscal year 2008.

Cost of sales as a percentage of net sales amounted to 52.8% and 51.8% in 2009 and 2008, respectively.

Selling, general and administrative expenses were 45.3% of net sales in 2009 and 46.8% of net sales in 2008.

Operating income for the fiscal year increased an impressive 48.3% compared to last fiscal year.

The Company's effective tax rates for 2009 and 2008 were 40.6% and 40.5%, respectively. Note 6 to the Consolidated Financial Statements provide additional information about the provision for income taxes.

The following tables compare manufactured products to resale products for the fiscal years ended May 29, 2009 and May 30, 2008:

Manufactured Products-Resale Products

	2009		2008	
Sales		%		%
Manufactured Products	$ 98,701,412	80.8%	$ 91,864,474	81.0%
Resale Products	23,467,214	19.2%	21,515,358	19.0%
Total	$ 122,168,626	100.0%	$ 113,379,832	100.0%
Gross Margin		%		%
Manufactured Products	$ 49,093,733	49.7%	$ 47,571,929	51.8%
Resale Products	8,597,087	36.6%	7,042,636	32.7%
Total	$ 57,690,820	47.2%	$ 54,614,565	48.2%

Liquidity And Capital Resources

Working capital was $5,603,395 and $3,861,807 at May 29, 2009 and May 30, 2008, respectively. Net cash provided by operations amounted to $1,510,066 and $3,435,839 in fiscal years May 29, 2009 and May 30, 2008, respectively. During 2009, the principal source of liquidity for the Company's operating needs was provided from operating activities, credit facilities and cash on hand.

Additions to property, plant and equipment are expected to be about $6,500,000 in 2010. Approximately $4,000,000 of these additions will be for the water treatment project which is being financed through a note payable to a bank. $1,500,000 is expected to be spent on new handheld computers to be used by the route sales force and distributors while another $1,000,000 is anticipated for enhancements in our pork skin department.

Cash dividends of $1,471,495 were paid in 2009 and 2008, respectively.

Cash of $75,282 was used to purchase 42,275 shares of treasury stock in fiscal 2009 while cash of $135,923 was used to purchase 46,423 shares of treasury stock in 2008.

During fiscal 2009, the Company's debt proceeds net of re-paid debt was $2,713,228 versus $590,792 during fiscal 2008.

Market Risk

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents and bank loans, fuel costs and commodity prices affecting the cost of its raw materials.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

Inflation

Certain costs and expenses of the Company are affected by inflation. While, the Company's prices for its products over the past several years have remained relatively flat, the Company has been able to increase prices during the fiscal year. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Higher fuel and commodity costs continue to be a challenge.

Environmental Matters

In December 2008, Golden Flake began construction on a water treatment plant as an environmentally-friendly way to dispose of process water at the Birmingham plant. The project will allow the Company to release this water into the neighboring creek which will improve the flow of water in the creek and have a positive impact on the environment in the area surrounding the plant. This project will also help to reduce expenses associated with sewer charges since this will replace the current system which flows through the sewer system. This project is expected to be completed in September 2009.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs, fuel costs and effectiveness of sales and marketing activities, as described in this 10-K. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date which they are made.

Recent Developments

The Company, in compliance with Section 404 of the Sarbanes-Oxley Act of 2002 has completed the management assessment of its internal controls. See Item 9A for further details.

Recently Issued Accounting Pronouncements

See Note 1 to the consolidated financial statements included in Item 8 for a summary of recently issued accounting pronouncements.

ITEM 7 A. - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as Company is a Smaller Reporting Company.

ITEM 8. - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended May 29, 2009, consisting of the following, are contained herein:

Consolidated Balance Sheets	- As of May 29, 2009 and May 30, 2008
Consolidated Statements of Income	- Fiscal years ended 2009 and 2008
Consolidated Statements of Changes in Stockholders' Equity	- Fiscal years ended 2009 and 2008
Consolidated Statements of Cash Flows	- Fiscal years ended 2009 and 2008
Notes to Consolidated Financial Statements	- Fiscal years ended 2009 and 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of May 29, 2009 and May 30, 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed at Item 15(a) Schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of May 29, 2009 and May 30, 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assertion about the effectiveness of Golden Enterprises, Inc. and subsidiary's internal control over financial reporting as of May 29, 2009 included in the Company's Item 9A "Controls and Procedures" in the Annual Report on Form 10-K and, accordingly, we do not express an opinion thereon.

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

Birmingham, Alabama
August 14, 2009

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of May 29, 2009 and May 30, 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 1,178,060	$ 442,756
Receivables:		
Trade accounts	9,042,937	8,009,482
Other	381,627	1,065
	9,424,564	8,010,547
Less: Allowance for doubtful accounts	127,130	70,000
	9,297,434	7,940,547
Inventories:		
Raw materials	1,693,655	1,467,400
Finished goods	3,318,497	2,870,698
	5,012,152	4,338,098
Prepaid expenses	1,608,790	1,642,959
Deferred income taxes	676,480	649,420
Total current assets	17,772,916	15,013,780
PROPERTY, PLANT AND EQUIPMENT		
Land	2,803,594	3,048,284
Buildings	16,774,579	18,452,583
Machinery and equipment	44,265,326	39,246,446
Transportation equipment	11,620,027	12,566,732
	75,463,526	73,314,045
Less: Accumulated depreciation	59,407,291	58,684,709
	16,056,235	14,629,336
OTHER ASSETS		
Cash surrender value of life insurance	1,620,822	1,805,982
Other	955,003	786,947
Total other assets	2,575,825	2,592,929
TOTAL	$ 36,404,976	$ 32,236,045

See Accompanying Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009		2008
CURRENT LIABILITIES				
Checks outstanding in excess of bank balances	$	1,691,230	$	817,370
Accounts payable		3,437,482		3,567,939
Accrued income taxes		286,383		160,619
Line of credit outstanding		1,454,155		1,484,368
Other accrued expenses		5,157,323		4,989,684
Salary continuation plan		142,948		131,993
Total current liabilities		12,169,521		11,151,973
LONG-TERM LIABILITIES				
Note payable-bank, non -current		2,743,440		-
Salary continuation plan		1,414,303		1,499,421
Deferred income taxes		669,815		620,077
Total long-term liabilities		4,827,558		2,119,498
STOCKHOLDERS' EQUITY				
Common stock - $.66 2/3 par value:				
Authorized 35,000,000 shares;				
issued 13,828,793 shares		9,219,195		9,219,195
Additional paid-in capital		6,497,954		6,497,954
Retained earnings		14,579,547		14,060,942
Treasury shares -at cost(2,082,161 shares in 2009 and 2,039,886 shares in 2008)		(10,888,799)		(10,813,517)
Total stockholders' equity		19,407,897		18,964,574
TOTAL	$	36,404,976	$	32,236,045

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended May 29, 2009 and May 30, 2008

	2009	2008
Net sales	$ 122,168,626	$ 113,379,832
Cost of sales	64,477,806	58,765,267
Gross margin	57,690,820	54,614,565
Selling, general and administrative expenses	55,380,292	53,056,631
Operating income	2,310,528	1,557,934
Other income (expenses):		
Gain on sale of assets	910,875	133,654
Interest expense	(198,252)	(223,683)
Other income	325,022	426,895
Total other income (expenses)	1,037,645	336,866
Income before income tax	3,348,173	1,894,800
Provision for income taxes	1,358,073	767,232
Net income	$ 1,990,100	$ 1,127,568
PER SHARE OF COMMON STOCK		
Basic earnings	$ 0.17	$ 0.10
Diluted earnings	$ 0.17	$ 0.10

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Years Ended May 29, 2009 and May 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Shares	Total Stockholders' Equity
Balance - June 1, 2007	$ 9,219,195	$ 6,497,954	$ 14,410,568	$ (10,677,594)	$ 19,450,123
Net income - 2008	-	-	1,127,568	-	1,127,568
Cash dividends paid	-	-	(1,477,194)	-	(1,477,194)
Treasury shares purchased				(135,923)	(135,923)
Balance - May 30, 2008	9,219,195	6,497,954	14,060,942	(10,813,517)	18,964,574
Net income - 2009	-	-	1,990,100	-	1,990,100
Cash dividends paid	-	-	(1,471,495)	-	(1,471,495)
Treasury shares purchased				(75,282)	(75,282)
Balance - May 29, 2009	$ 9,219,195	$ 6,497,954	$ 14,579,547	$ (10,888,799)	$ 19,407,897

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended May 29, 2009 and May 30, 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 120,811,739	$ 113,897,712
Interest income	18,677	134,799
Rental income	40,485	39,411
Other operating cash payments/receipts	265,860	252,685
Cash paid to suppliers and employees for cost of goods sold	(63,652,300)	(57,303,625)
Cash paid for suppliers and employees for selling, general and administrative	(54,566,512)	(52,238,187)
Income taxes	(1,209,631)	(1,123,273)
Interest expense	(198,252)	(223,683)
Net cash provided by operating activities	1,510,066	3,435,839
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5,607,304)	(2,303,219)
Proceeds from sale of property, plant and equipment	2,792,231	140,795
Collection of notes receivable	-	53,107
Net cash used in investing activities	(2,815,073)	(2,109,317)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt proceeds	22,490,254	21,356,450
Debt repayments	(19,777,026)	(20,765,658)
Increase(decrease) in checks outstanding in excess of bank balances	873,860	(568,293)
Purchases of treasury shares	(75,282)	(135,923)
Cash dividends paid	(1,471,495)	(1,477,194)
Net cash provided (used) in financing activities	2,040,311	(1,590,618)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	735,304	(264,096)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	442,756	706,852
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,178,060	$ 442,756

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
For the Fiscal Years Ended May 29, 2009 and May 30, 2008

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

	2009	2008
Net income	$ 1,990,100	$ 1,127,568
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	2,299,049	2,287,025
Deferred income taxes	22,678	(198,462)
Gain on sale of property and equipment	(910,875)	(133,654)
Change in receivables-net	(1,356,887)	517,880
Change in inventories	(674,054)	37,576
Change in prepaid expenses	34,169	(20,059)
Change in cash surrender value of insurance	185,160	447,430
Change in other assets	(168,057)	(135,352)
Change in accounts payable	(130,457)	(192,560)
Change in accrued expenses	167,639	(71,074)
Change in salary continuation plan	(74,163)	(72,900)
Change in accrued income taxes	125,764	(157,579)
Net cash provided by operating activities	$ 1,510,066	$ 3,435,839

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general practices within the snack foods industry. The following is a description of the more significant accounting policies:

Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc., (the "Company"). All significant inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

Accounts Receivable
The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the consolidated statements of income. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. The Company records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer.

Fiscal Year
The Company ends its fiscal year on the Friday closest to the last day in May. The years ended May 29, 2009 and May 30, 2008 included 52 weeks.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, receivables, accounts payable and short-term debt approximate fair value.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of operations.

Self-Insurance

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The actuarial calculation includes a margin of error to account for changes in inflation, health care costs, compensation and litigation cost trends as well as estimated future incurred claims.

Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses in the Consolidated Statement of Income. Advertising expense amounted to $5,431,754 and $5,423,896 for the fiscal years 2009 and 2008, respectively.

Income Taxes

Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Segment Information

The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

Stock Options

The Company has granted stock options to management in previous years, though none were granted during fiscal years ended May 29, 2009 or May 30, 2008. See Note 8 for further discussion of our stock option awards.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Shipping and Handling Costs
Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company are classified as Selling, General and Administrative (SG&A) expenses. Shipping and handling costs classified as SG&A amounted to $3,540,104 and $3,418,545 for the fiscal years 2009 and 2008, respectively.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The FASB issued SFAS No. 159 to mitigate earnings volatility that arises when financial assets and liabilities are measured differently, and to expand the use of fair value measurement for financial instruments. SFAS No. 159 is effective for our fiscal year beginning May 31, 2008. The adoption of SFAS No. 159 did not have a material impact on our financial condition, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 establishes general standards of accounting for and disclosure of events occurring subsequent to the date of the balance sheet, but before financial statements are issued. The Company will consider the application of SFAS 165 to its interim and annual periods that end after June 15, 2009 (fiscal year 2010).

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
For the Fiscal Years Ended May 29, 2009 and May 30, 2008

NOTE 2 – PREPAID EXPENSES

At May 29, 2009 and May 30, 2008, prepaid expenses consist of the following:

	2009	2008
Prepaid marketplace spending	$ 221,325	$ 202,391
Other prepaid expenses	1,387,465	1,440,568
	$ 1,608,790	$ 1,642,959

NOTE 3 – OTHER ACCRUED EXPENSES

At May 29, 2009 and May 30, 2008, other accrued expenses consist of the following:

	2009	2008
Accrued payroll	$ 408,107	$ 462,581
Self insurance liability	1,805,300	1,877,100
Accrued vacation	1,367,282	1,414,678
Other accrued expenses	1,576,634	1,235,325
	$ 5,157,323	$ 4,989,684

NOTE 4 - LINE OF CREDIT

The Company has a line of credit agreement with a local bank which permits borrowing up to $2,000,000. The balance on the line of credit at May 29, 2009 was $1,454,155 at a rate of 4.00%. The line of credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the advance application.

NOTE 5 – LONG-TERM LIABILITIES

Long-term debt at May 29, 2009 and May 30, 2008 consists of the following:

	2009	2008
Construction loan - bank - with interest-only payments due through the end of the construction period at a fixed rate of 4.25%; converting to a 10-year 4.25% fixed rate note payable in equal monthly installments based on final amount drawn during construction period, up to $4.0 million.	$ 2,743,440	$ -
Less: current portion	-	-
	$ 2,743,440	$ -

Other long-term obligations at May 29, 2009 and May 30, 2008 consist of the following:

	2009	2008
Salary continuation plan	$1,557,251	$1,631,414
Less: current portion	(142,948)	(131,993)
	$1,414,303	$1,499,421

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of $57,830 and $48,976 for fiscal 2009 and 2008, respectively.

NOTE 6 – INCOME TAXES

At May 29, 2009 and May 30, 2008 the provision for income taxes consists of the following:

	2009	2008
Current:		
Federal	$ 1,169,764	$ 858,851
State	165,630	106,843
	1,335,394	965,694
Deferred:		
Federal	20,180	(176,597)
State	2,499	(21,865)
	22,679	(198,462)
Total	$ 1,358,073	$ 767,232

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

	2009	2008
Tax on income at statutory rates	$ 1,138,379	$ 644,232
(Decrease) increase resulting from:		
State income taxes, less Federal income tax effect	109,316	70,516
Tax exempt interest	(1,204)	(2,533)
Change in valuation allowance	(81,640)	(137,710)
Other - net	193,222	192,727
Total	$ 1,358,073	$ 767,232

NOTE 6 – INCOME TAXES- CONTINUED

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets		
Salary continuation plan	$ 571,044	$ 598,239
Accrued vacation	501,383	518,762
Contribution carry forward	137,217	285,826
Inventory capitalization	19,969	30,971
Allowance for doubtful accounts	46,618	25,669
Other accrued expenses	189,670	148,235
Gross deferred tax assets before valuation allowance	1,465,901	1,607,702
Less valuation allowance	-	(81,640)
Total deferred tax assets	1,465,901	1,526,062
Deferred tax liabilities		
Property and equipment	1,378,076	1,422,502
Prepaid expenses	81,160	74,217
Total deferred tax liabilities	1,459,236	1,496,719
Net deferred tax liability	$ 6,665	$ 29,343

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company has trusteed "Qualified Profit-Sharing Plans" that were amended and restated effective June 1, 1996 to add a 401 (k) salary reduction provision. Under this provision, employees can contribute up to fifty percent of their compensation to the plan on a pretax basis subject to regulatory limits; and the Company, at its discretion, can match up to 4% of the participants' compensation. The annual contributions to the plans are determined by the Board of Directors. Total plan contributions for the years ended May 29, 2009 and May 30, 2008 were $127,189 and $131,319, respectively.

The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Board of Directors of the Company. Annual contributions are made in cash or common stock of the Company. Contributions to the Employee Stock Ownership Plan for the years ended May 29, 2009 and May 30, 2008 were $0 and $0, respectively. Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on Employee Stock Ownership Plan shares and forfeitures of terminated participants' non-vested accounts.

NOTE 7 – EMPLOYEE BENEFIT PLANS - CONTINUED

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of all retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

	2009	2008
Accrued salary continuation plan - beginning of year	$ 1,631,414	$ 1,704,314
Benefits accrued	57,830	48,977
Benefits paid	(131,993)	(121,877)
Accrued salary continuation plan - end of year	$ 1,557,251	$ 1,631,414

NOTE 8 – LONG-TERM INCENTIVE PLANS

The Company has a long-term incentive plan currently in effect under which future stock option grants were previously issued. This Plan (the 1996 Plan) is administered by the Stock Option Committee of the Board of Directors, which had sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also has the authority to interpret the Plan and make all other determinations required in the administration thereof. All options outstanding at the end of 2009 are exercisable.

The 1996 Plan provided for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants of incentive stock options were made to selected officers and employees, with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant. No awards may now be granted under the plan.

NOTE 8 – LONG-TERM INCENTIVE PLANS – CONTINUED

Five hundred thousand shares of the Company's stock have been reserved for issuance under this Plan. The following is a summary of transactions:

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	369,000	$ 3.78	369,000	$ 3.78
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	40,000	3.50	-	-
Cancelled	-	-	-	-
Outstanding - end of year	329,000	$ 3.81	369,000	$ 3.78

No securities remain under this plan for future issuance.

The Company adopted SFAS 123R as of June 3, 2006. SFAS 123R establishes standards for accounting of transactions in which an entity exchanges its equity instruments for goods or services, such as when an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the required service period are to be recognized as compensation cost over the period. In addition, SFAS 123R amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. When the Company adopted SFAS 123R, they elected the modified prospective application method and prior period amounts have not been restated. As of June 3, 2006, all outstanding options were fully vested. Additionally, no options were granted during the fiscal years ended May 29, 2009 or May 30, 2008.

Prior to the effective date of SFAS 123R, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretation for stock options granted to employees and directors. The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The proforma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The Company continues to account for any portion of previously granted awards using the accounting principle originally applied to those awards, APB Opinion No. 25, Accounting for Stock Issued to Employees.

NOTE 9 – NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock, as prescribed by Statement of Financial Accounting Standards No. 128, "Earnings per Share". At May 29, 2009, options on the 329,000 shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. At May 30, 2008 options on the 369,000 shares were also antidilutive. Thus, they were also not included in the computation of diluted earnings per share. The following reconciles the information used to compute basic and diluted earnings per share:

	Average Common Stock Shares	
	2009	2008
Basic weighted average shares outstanding	11,758,651	11,815,621
Effect of options	-	-
	11,758,651	11,815,621

NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. SFAS 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rental expense was $1,091,048 in 2009 and $822,501 in 2008.

The Company has entered into various operating lease agreements to replace aging route vans and transport trucks. The current annual obligation under this agreement is $892,321. Future minimum lease commitments for operating leases at May 29, 2009 were as follows:

2010	$ 892,321
2011	842,549
2012	709,557
2013	535,389
2014	-

The Company leases its airplane to a director who is also chairman of the board of directors of SYB, Inc., a major shareholder of the Company, for approximately $20,000 per month. The lease provides for her personal use of the airplane for up to 100 flight hours per year and is for a term of one year with automatic annual renewals unless terminated by either party.

The Company had letters of credit in the amount of $2,264,857 outstanding at May 29, 2009 and May 30, 2008 to support the Company's commercial self-insurance program. The Company pays a commitment fee of 0.50% to maintain the letters of credit.

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

The Company is subject to routine litigation and claims incidental to its business. In the opinion of management, such routine litigation and claims should not have a material adverse effect upon the Company's consolidated financial statements taken as a whole.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company purchased credit insurance last year which reduced the allowance for doubtful accounts to $70,000. Without credit insurance, the allowance for doubtful accounts would have been $88,835 last year. This year, due to the bankruptcy of two of our customers, we used the calculated allowance of $127,130.

NOTE 13 – SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for the years ended May 29, 2009 and May 30, 2008:

	2009	2008
Maintenance and repairs	$ 6,207,074	$ 6,334,758
Depreciation	2,299,049	2,287,025
Payroll taxes	2,210,951	2,364,913

Amounts for other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A(T). – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our company's management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of May 29, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of May 29, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of May 29, 2009. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of May 29, 2009, the company's internal control over financial reporting is effective based on those criteria set forth.

The annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

No change in our internal controls over financial reporting occurred during the fiscal quarter ended May 29, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. – OTHER INFORMATION

Not Applicable.

PART III

ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of information as follows and as set forth under the caption Executive Officers of the Registrant and Its Subsidiary which appears in Part I of this Form 10-K on Page 5, the information required by this item is incorporated by reference to the sections of the Company's Proxy Statement entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information," "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct and Ethics" and "Corporate Governance" for the 2009 Annual Meeting of Stockholders to be held September 24, 2009.

Section 16A Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires the Company's officers and directors and persons who own more than 10% of the Company's outstanding Common Stock to file reports of ownership with the Securities and Exchange Commission ("SEC"). One director failed to timely file a Form 4 or 5.

ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation and Other Information" of the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders to be held September 24, 2009. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders to be held September 24, 2009.

ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Transactions" and "Director Independence" of the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders to be held September 24, 2009.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders to be held September 24, 2009.

Prior to September 29, 2009, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

PART IV

ITEM 15. - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – May 29, 2009 and May 30, 2008

Consolidated Statements of Income- Years ended May 29, 2009 and May 30, 2008

Consolidated Statements of Changes in Stockholders' Equity- Years ended May 29, 2009 and May 30, 2008

Consolidated Statements of Cash Flows- Years ended May 29, 2009 and May 30, 2008

Notes to Consolidated Financial Statements

(a) 2. LIST OF FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements schedule is included in Item 15 (c):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

(a) 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5	Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).
3.6	Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).
3.7	Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).
3.8	Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).
3.9	By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).
10.1	A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).
10.2	Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).
10.3	Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).
10.4	Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).
10.5	Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).
10.6	Golden Enterprises, Inc. 1996 Long-Term Incentive Plan (incorporated by reference as Exhibit 10.1 to Golden Enterprises, Inc. May 31, 1997 Form 10-K filed with the Commission).
10.9	Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.10	Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.11	Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.12	Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.13	Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.14	Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).
10.15	Lease of aircraft executed by and between Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc., and Joann F. Bashinsky dated February 1, 2006 (incorporated by reference to Exhibit 10.15 to Golden Enterprises, Inc. June 2, 2006 Form 10-K filed with the Commission).
10.16	Real Property Purchase and Sale Agreement dated May 2, 2008 whereby Golden Flake Snack Foods, Inc., a wholly-owned subsidiary of Golden Enterprises, Inc. re-acquired certain real property in Nashville, Tennessee (incorporated by reference to Exhibit 10.16 to Golden Enterprises, Inc. May 30, 2008 Form 10-K filed with the Commission).
10.18	Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc. as Seller, and Michael L. Rankin, as Purchaser with an effective date of August 20, 2008, for the sale of real property located at 2926 Kraft Drive, Nashville, County of Davidson, State of Tennessee and undeveloped real property located across the road from 2926 Kraft Drive (incorporated by reference to Exhibit 10.18 to Golden Enterprises. Inc., August 29, 2008 Form 10-Q filed with the Commission).
10.19	Purchase and Sale Agreement executed by and between Golden Flake Snack Foods, Inc. as Seller, and Steve Bacorn, as Purchaser, with an effective date of July 7, 2008 for the sale of land and improvements located in Cobb County, Address being 321 Marble Mill Road, Marietta, Georgia (incorporated by reference to Exhibit 10.19 Golden Enterprises, Inc. August 29, 2008 Form 10-Q filed with the Commission).
10.20	Amendment to Salary Continuation Plan for Mark W. McCutcheon dated December 30, 2008 (incorporated by reference to Exhibit 10.20 Golden Enterprises, Inc. February 27, 2009 Form 10-Q filed with the Commission).
14.1	Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).
(18)	Letter Re: Change in Accounting Principles
18.1	Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by

the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission)

21 Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission)

(31) Certifications

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN ENTERPRISES, INC.

By /s/Patty Townsend **Patty Townsend** **Vice President, Secretary and Principal Financial Officer**	August 21, 2009 **Date**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/John S. Stein **John S. Stein**	Chairman of Board	August 21, 2009
/s/Mark W. McCutcheon **Mark W. McCutcheon**	Chief Executive Officer, President and Director	August 21, 2009
/s/Patty Townsend **Patty Townsend**	Vice President, Secretary and Principal Financial Officer	August 21, 2009
/s/F. Wayne Pate **F. Wayne Pate**	Director	August 21, 2009
/s/Edward R. Pascoe **Edward R. Pascoe**	Director	August 21, 2009
/s/John P. McKleroy, Jr. **John P. McKleroy, Jr.**	Director	August 21, 2009
/s/James I. Rotenstreich **James I. Rotenstreich**	Director	August 21, 2009
/s/John S.P. Samford **John S.P. Samford**	Director	August 21, 2009
/s/J. Wallace Nall, Jr. **J. Wallace Nall, Jr.**	Director	August 21, 2009
/s/Joann F. Bashinsky **Joann F. Bashinsky**	Director	August 21, 2009

SCHEDULE II

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

VALUATION AND QUALIFYING ACCOUNTS

For the Fiscal Years Ended May 29, 2009 and May 30, 2008

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year ended May 30, 2008	$112,915	$ ---	$42,915	$ 70,000
Year ended May 29, 2009	$ 70,000	$64,529	$ 7,399	$127,130

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Golden Enterprises, Inc.
1 Golden Flake Drive
Birmingham, Alabama 35205



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